May 1, 2009	Via Email dcaoletters@sec.gov
Office of Chief Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 4561
Washington, D.C. 20549
Attn:    Ms. Louise Dorsey

Re:	NetREIT (the “Company”) Form 10 Filed May 6, 2008 CIK: 000108065 File No. 001-39049
Ladies and Gentlemen:
By this letter, the Company requests waiver from requirements of Rule 8-06 of Regulation S-X regarding the filing of financial statements and information for the six properties the Company acquired prior to the date the Company was required to register with the SEC as a reporting company, December 31, 2007, and the filing of its Form 10 on May 6, 2008. Specifically, the Company requests with respect to each property a waiver of the audited income statements required by Rule 8-06(a), the statement required by Rule 8-06(b) and the table required by Rule 8-06(c), together hereafter referred to as the “Rule 8-06 financial statements.” In lieu of the Rule 8-06 financial statements, the Company will file, as a part of its next amendment to its Form 10 (the “Form 10”), audited financial statements for the years ended December 31, 2008 and 2007 that incorporates the financial information for each of these acquisitions from the date of acquisition.
Factual Background:
Havana/Parker Complex was the only significant property the Company acquired in 2006. In 2007, the Company acquired five properties: Garden Gateway Plaza, World Plaza, Regatta Square, Sparky’s Palm Self-Storage and Sparky’s Joshua Self-Storage. Because of the startup nature of the Company’s business, each of the five exceeded 10% of the Company’s total assets at the end of 2006, the Company’s prior fiscal year.

			Percent of Total
			Assets at Beginning	Percent of Total
		Cost of Acquisition	of Year Properties	Assets at
Property	Date Acquired	(in millions)	were Acquired	December 31, 2007
Havana/Parker Complex	June 2006	$5.829	95.0%	N/A
Garden Gateway Plaza	March 2007	15.123	90.0%	28.5%
World Plaza	September 2007	7.651	45.5%	14.4%
Regatta Square	October 2007	2.180	13.0%	4.1%
Sparky’s Palm Self-Storage	November 2007	4.849	28.8%	9.1%
Sparky’s Joshua Self-Storage	December 2007	8.007	47.6%	15.1%
The Company acquired most of these properties from a financially challenged seller for what the Company believes was an advantageous price and on advantageous terms. In each of these transactions, the seller did not provide the Company with historical financial statements or accounting records sufficient to meet the requirements of Rule 8-06.
Property Specific Basis for Respective Waiver Request
Set forth below is the basis for the Company’s request for a waiver with respect to each property.
Havana/Parker Complex: The Company has been unable to obtain books and records and/or historical financial statements and any supporting documents from the seller. When the Company acquired the property, it was 75% leased under short-term leases to facilitate a higher selling price in the short term. At the time of purchase, the property was in a transitional mode with the seller operating the property with the intent of converting the office buildings to individual condominiums and selling the property piecemeal. This effort was unsuccessful. Unlike the seller, the Company acquired the property to renovate it and to operate it as a rental property. Therefore most of the leases and tenants were not representative of the Company’s plans for use of the property. Thus, the required historical financial statements would not be a relevant basis on which to evaluate the property’s future performance.
Garden Gateway Plaza: Books and records of the seller and historical financial statements have not been made available to the Company nor provided with the purchase of the property. Approximately 50% of the square footage of the property had been totally renovated by the Seller in 2004 and was in a rent up stage. At the time of the acquisition 42% of the total square footage was leased during the latter part of 2006. In addition, 15% of the total square footage was vacant. The Company acquired the property based on the existing rent roll at the acquisition date and on the prospective leases presented by the Seller as opposed to the historical financial performance of the previous two years.
World Plaza: Seller’s financial books and records were not properly maintained and appropriate documentation that would facilitate an audit is not available. Our acquisition and purchase price paid was based on the tenants in place at the time of acquisition as well as the condition of the property.

Regatta Square: The Company cannot obtain historical income statements for the prior fiscal year, because the seller had only owned the property beginning March 2006, did not have access to or obtain prior historical financial statements and financial statements or documents to support the financial statements are unavailable.
Sparky’s Palm Self-Storage: The seller has been completely uncooperative since closing and will not provide financial records or documentation necessary to obtain audited financial statements.
Sparky’s Joshua Self-Storage: The seller did not maintain financial books and records. The Company learned that the seller sold the property because she did not have the expertise or financial means to maintain and operate the property. The seller’s real estate broker prepared an income statement from bank statements and daily reports, but advised the Company that there were no records. The broker further represented that the statements were prepared using significant assumptions. The property was built in 2004 and 2005. Our acquisition price was based on a low purchase price in relation to the construction costs, good property condition and the prospects of achieving profitable financial results on a prospective basis.
Common Basis for Waiver Requests
The following sets forth the Company’s arguments why the Office of the Chief Accountant should grant the Company relief from providing the financial statements and information required by Rule 8-06 with respect to the subject properties.
Inability to obtain financial books or records necessary to prepare the Rule 8-06 financial statements. At the time the Company was entering into the purchase and sale agreements for the purchase of these properties, the Company was not a reporting company and did not obtain any contractual rights to obtain the records necessary to prepare the Rule 8-06 financial statements. Further, the Company did not anticipate it would meet the 1934 Act registration requirements by the end of 2007. The Company now contractually requires sellers to provide these records.
The cost to prepare the Rule 8-06 financial statements is prohibitive. The Company believes that the costs to perform these audits at the time of acquisition were not justified, given lack of financial statements and supporting documentation available at the time these acquisitions were completed. The Company further believes that any benefits derived as a result of obtaining audits and preparing and filing pro forma financial statements are minimal at best.
The Rule 8-06 financial statements are more than two years old and are of no use to current or past investors in the Company. The historical performance of the properties as described above are not indicative of results expected or achieved by the Company post acquisition.

We will contact your office shortly for the purpose of discussing any questions you may have regarding this request. In the interim, please let us know if your office needs any additional information.
Very truly yours,
s/ Kenneth W. Elsberry
KENNETH W. ELSBERRY
CHIEF FINANCIAL OFFICER
JKH/

cc:	Ms. Jaime John, Staff Accountant Ms. Cicely Lamothe, Accounting Branch Chief Ms. Kristina Aberg, Attorney-Advisor Mr. Tom Kluck, Legal Branch Chief